ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Michelle Huynh T +1 617 235 4614 michelle.huynh@ropesgray.com

August 21, 2023

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Ken Ellington, Anu Dubey

Re:	DoubleLine Opportunistic Credit Fund (the “Fund”)

File No. 811-22592

Dear Mr. Ellington and Ms. Dubey,

Thank you for your oral comments provided on July 10, 2023 and July 18, 2023, relating to the staff of the Securities and Exchange Commission’s (the “Commission”) review of the Fund’s registration statement on Form N-2 (the “Registration Statement”), filed with the Commission on June 29, 2023.

The staff’s comments are summarized below to the best of our understanding, followed by the Fund’s responses. Applicable changes will be reflected in Pre-Effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which the Fund intends to file on or about the date hereof, and will be marked to show all changes made since the filing of the Registration Statement. Capitalized terms not otherwise defined herein have the meanings set forth in Amendment No. 1. We note that the responses set forth herein, as applicable, will be observed by the Fund but do not necessarily represent the position or policy of other funds managed by DoubleLine Capital LP or its affiliates, each of which is governed by its own registration statement.

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Division of Investment Management	- 2 -	August 21, 2023

Accounting Comments

Fee Table

1.	Comment: Please confirm in correspondence that the interest rate used to calculate the “Interest Expense on Borrowed Funds” is current given the current interest rate environment.

Response: In light of the unpredictability of future market interest rates, the Fund believes that populating the fee table based on actual interest payments during the most recent reporting period, as contemplated by Form N-2, is reasonable. In response to the Staff’s comment, however, the Fund has added the following footnote to the “Interest Expense on Borrowed Funds” line item:

Interest Expense on Borrowed Funds represents the Fund’s annualized interest expense based on the Fund’s total borrowings as of March 31, 2023 and the interest rate applicable on that date. The Fund’s credit facility is subject to floating interest rates and, therefore, the actual amount of interest expense borne by the Fund will vary over time in accordance with the level of the Fund’s use of borrowings, variations in market interest rates and/or the Fund’s borrowings outstanding. If the Fund were to engage in greater levels of borrowings or pay higher interest rates in connection with such borrowings, the actual Interest Expense on Borrowed Funds incurred as a percentage of net assets would be higher than that shown in the table.

2.	Comment: Please update the expense example to reflect the 1.00% of sales load to be paid by investors.

Response: The Fund has made the requested change.

Disclosure Comments

Cover

3.

Comment: The second paragraph on page (ii) references the following instruments: REMICs, Re-REMICs, mortgage pass-through securities, inverse floaters, multiclass pass-through securities and private mortgage pass-through securities. Please briefly disclose what these instruments are here.

Response: The Fund has added the requested disclosure.

Prospectus Summary

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4.

Comment: The staff notes the subsection “Principal Investment Strategies” on page 2. If the Fund invests in contingent convertible securities (“CoCos”) as a principal strategy of the Fund, please add a description of CoCos in this section and disclose corresponding risks in “Principal Risk Factors.”

Response: The Fund confirms that it does not invest in CoCos as a principal strategy. Accordingly, no additional disclosure in the principal investment strategy or risk section will be made at this time.

Fee Table

5.

Comment: The second sentence of the first paragraph under “Summary of Fund Expenses” states: “The table reflects the use of leverage in the form of borrowings (e.g., loans, lines of credit) in an amount equal to 16.02% of the Fund’s total assets (including the amounts of leverage obtained through the use of such instruments and/or borrowings), and shows Fund expenses as a percentage of net assets attributable to Common Shares.” Please also disclose the Fund’s use of leverage as a percentage of the Fund’s net assets.

Response: The Fund has made the requested change.

6.	Comment: In the line item for “Administration Fees,” please disclose the administration fees as a percentage of the Fund’s net assets.

Response: The Fund has made the requested change.

SAI

7.

Comment: Regarding the statement on page 99, “Copies of the written Proxy Policy are available by calling . . . ,” the staff notes the Proxy Policy also appears to be attached as Appendix B. If true, please state so here.

Response: The Fund has made the requested change.

Part C

8.	Comment: Regarding Item 25 exhibits, please file the actual investment management agreement, custody agreement and master services agreement, and not the forms of.

Response: The Fund acknowledges the staff’s comment and has filed the executed agreements.

9.	Comment: Regarding Item 25(l), please confirm that the legality opinion will be consistent with Staff Legal Bulletin 19.

Division of Investment Management	- 4 -	August 21, 2023

Response: The Fund so confirms.

10.

Comment: Regarding the signature page, if a Fund officer is signing the registration statement on behalf of the Registrant pursuant to a power of attorney, please also file certified board resolutions authorizing such power of attorney. See Rule 483(b) under the Securities Act.

Response: The Fund confirms that the Fund officer signing the Registration Statement on behalf of the Registrant signed individually and will sign Amendment No. 1 individually.

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We hope the foregoing responses adequately address the staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at (617) 235-4614 or Jeremy Smith at (617) 951-7114.

Very truly yours,

/s/ Michelle Huynh

Michelle Huynh

cc:	Adam D. Rossetti, Esq.

Carolyn Liu-Hartman, Esq.

Timothy W. Diggins, Esq.

Jeremy C. Smith, Esq.